FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated June 4, 2012

Press Release

Banco Santander, S.A. Changes its NYSE Ticker Symbol to “SAN”

Madrid, Spain, June 4, 2012

As previously announced on April 2, 2012, Banco Santander, S.A. (“Banco Santander”) will change the NYSE ticker symbol of its American Depositary Shares from “STD” to “SAN” effective at the commencement of trading on June 14, 2012.

In addition, the NYSE ticker symbols of the following series of Banco Santander preferred stock will change effective at the commencement of trading on June 14, 2012 as follows:

•	Santander Finance Preferred, S.A. Unipersonal 6.80% Non-cumulative Guaranteed Preferred Stock, Series 4 will change from “STDPRA” to “SANPRA”;

•	Santander Finance Preferred, S.A. Unipersonal Floating Rate Non-cumulative Guaranteed Preferred Stock, Series 6 will change from “STDPRB” to “SANPRB”;

•	Santander Finance Preferred, S.A. Unipersonal 6.50% Non-cumulative Guaranteed Preferred Stock, Series 5 will change from “STDPRC” to “SANPRC”;

•	Santander Finance Preferred, S.A. Unipersonal 10.50% Non-cumulative Guaranteed Preferred Stock, Series 10 will change from “STDPRE” to “SANPRE”;

•	Santander Finance Preferred, S.A. Unipersonal Fixed-to-Floating Non-cumulative Guaranteed Preferred Stock, Series 11 will change from “STDPRF” to “SANPRF”; and

•	Santander Finance Preferred, S.A. Unipersonal 6.41% Non-cumulative Guaranteed Preferred Stock, Series 1 will change from “STDPRI” to “SANPRI”.

This change of NYSE ticker symbols aligns the use of ticker symbols within the Santander Group.

For Investor Relations, please contact:

Angel Santodomingo

Phone: +34 91 259 6514

Email: investor@gruposantander.com

Website: www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 4, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President